September 17, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Westin Acquisition Corp

Amendment No.1 to Registration Statement on Form S-1

Filed August 25, 2025

File No. 333-288889

Ladies and Gentlemen:

On behalf of our client, Westin Acquisition Corporation (“Westin”), we are writing to submit responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated August 29, 2025, relating to Westin’s Amended Registration Statement on Form S-1 filed August 25, 2025.

Westin is filing via EDGAR its Amended Registration Statement on Form S-1, which reflects certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the responses thereto.

Amended Registration Statement on Form S-1 filed August 25, 2025

Prospectus Summary, page 1

1. We note your response to prior comment 2 and reissue. Disclosure on the cover, and elsewhere in your prospectus, indicates that only Class B shareholders will have the right to vote to appoint and remove directors prior to, or in connection with, the completion of your initial business combination and only they will vote on continuing your company in a jurisdiction outside the Cayman Islands. Please revise your prospectus summary to highlight your dual-class capital structure addressing the disparate voting rights of the Class A and Class B ordinary shares.

Response: We acknowledge the Staff’s comment and advise that the disclosure on pages 11, 45 and 116 has been revised to address the Staff’s comment.

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If you have any questions, please feel free to contact me at (312) 662-2913. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Cassi Olson
Cassi Olson